Exhibit 16.2

December 1, 2003

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen,

We were previously principal accountants for IWT Tesoro Corporation, formerly known as Ponca Acquisition Corporation, and we have reported on the financial statements of Tesoro for the period commencing September 30, 2000 to September 30, 2003.  Sewell and Company notified IWT Tesoro Corporation that it had merged with Kantor and Oppenheimer, becoming Kantor, Sewell & Oppenheimer, PA (KSO).  In view of that, Tesoro’s Audit Committee notified us of its recommendation that KSO, a Florida SEC qualified accounting firm and successor of Sewell and Company, be appointed to serve as the principal accountants for IWT Tesoro Corporation effective December 1, 2003.

We have read Tesoro’s statements included under Item 4 of its Form 8-K dated December 3, 2003 and we agree with such statements.

Sincerely,

/s/ Sewell and Company

SEWELL AND COMPANY